                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE WILLIAMS COMPANIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   969457100
                      (CUSIP Number of Class of Securities)

                            BRIAN K. SHORE, SECRETARY
                          THE WILLIAMS COMPANIES, INC.
                               ONE WILLIAMS CENTER
                              TULSA, OKLAHOMA 74172
                                 (918) 573-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:

                               PAMELA BAKER, ESQ.
                              STEPHEN E. FOX, ESQ.
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7934

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION              AMOUNT OF FILING FEE

             Not Applicable*                   Not Applicable*

----------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Dear fellow employees,

Many of you are Williams stockholders and are aware that recent market conditions have triggered a significant decrease on the price of Williams' common stock. And for those of you who hold stock options, you recognize that due to these conditions, your options are significantly underwater - leaving something that was designed to be a benefit with little prospect of creating the value we want for employees.

In an effort to provide a one-time, "fresh start" in regard to stock options, the company has a proposal that would provide you the opportunity to exchange certain stock options for a lesser number of options that would be priced relative to market conditions at the replacement date. In other words, this stock option exchange program provides potential for you to get value out of stock options in the future.

The program has been reviewed and approved by Williams' Board of Directors. Now, it's your turn. All of this is up for a vote of stockholders and, because you are likely a stockholder of Williams' common stock, you will have the opportunity to review the program and decide if it should be approved.

More detail about the program is available in the proxy, which will be mailed to shareholders next month and is available on Inside Williams in preliminary form today. If you own Williams shares through our 401(k) plan or other means, you're eligible to vote on the matter.

Williams considers stock options to be a critical component of employee compensation. They are intended to attract, retain, reward and motivate employees - aligning their interests with that of Williams' stockholders through stock ownership. We are hopeful the stock option exchange program - in light of the market conditions - will return some of the value we originally intended for you.

If you are a stockholder, I urge you to review the proxy statement prior to the annual stockholders' meeting so you can make an informed decision and vote accordingly. Of course, if the program is approved at the annual stockholder's meeting on May 15, all employees eligible to participate will receive additional information prior to making a decision regarding participating in the exchange.

Michael P. Johnson
Senior Vice President of Strategic Services & Administration




WE ADVISE YOU TO READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE IN MAY 2003 BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN GET THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT www.sec.gov. YOU CAN ALSO GET THE TENDER OFFER STATEMENT, WHEN AVAILABLE, FOR FREE FROM WILLIAMS BY EMAILING stockoptions@williams.com

                              QUESTIONS AND ANSWERS

                     PROPOSED STOCK OPTION EXCHANGE PROGRAM


Q1 - HOW CAN YOU GET INFORMATION IN ORDER TO MAKE AN INFORMED DECISION ABOUT THE STOCK OPTION EXCHANGE PROGRAM PROPOSAL AND VOTE ACCORDINGLY?

A1 - You can obtain information to help you make your decision whether to vote for or against the stock option exchange program proposal by reviewing the 2003 proxy statement (INSERT LINK TO PROXY STATEMENT). Details are contained in "Proposal 3. Amendment of the Williams Companies, Inc. 2002 Incentive Plan."



Q2 - WHAT ARE THE BENEFITS TO WILLIAMS OF THE PROPOSED STOCK OPTION EXCHANGE PROGRAM IF APPROVED?

A2 - Williams believes the proposed exchange program will assist in preventing employee attrition by providing it with a fresh start to motivate and reward its employees for their role in achieving operational and financial goals and increasing stockholder value. By giving employees the opportunity to exchange their options for options with exercise prices aligned with the current fair market price of Williams' common stock, the exchange program aligns employees' financial link to its stockholders and increases the retention value of options.



Q3 - WHEN WILL YOU HAVE THE OPPORTUNITY TO VOTE ON THE PROPOSAL TO APPROVE THE NEW STOCK OPTION EXCHANGE PROGRAM?

A3 - Stockholders of Williams' common stock will have the opportunity to vote on the proposal at the Williams' 2003 Annual Meeting of Stockholders to be held May 15, 2003. You may vote via the Internet, by phone or by submitting your proxy voting card. Complete details on voting will be included with your proxy materials.



Q4 - WHEN WILL YOU RECEIVE YOUR PROXY MATERIALS?

A4 - Proxy materials will be mailed to stockholders on or about April 9, 2003. In Williams' continuing efforts to reduce costs and conserve cash, the 2002 annual report and 2003 proxy statement will be made available online with paper copies only mailed upon request. Again, details will be provided with your proxy materials.

Q5 - HOW SHOULD YOU VOTE ON THE STOCK OPTION EXCHANGE PROGRAM PROPOSAL?

A5 - You must make your own decision whether to vote for or against the stock option exchange program.



Q6 - ARE YOU REQUIRED TO VOTE ON THE PROPOSAL?

A6 - While you are not required or obligated to vote on any matters that will be voted upon at the annual meeting, all stockholders are strongly urged to do so.



Q7 - WHAT ACTION, BESIDES CONSIDERING HOW YOU WILL VOTE YOUR SHARES, DO YOU NEED TO DO AT THIS TIME?

A7 - Until the vote is taken and tabulated, the stock option exchange proposal is just that - a proposal. If it is approved by a vote of the stockholders, employees eligible to participate in the program will receive additional information in plenty of time to study and to make a decision regarding participation.




WE ADVISE YOU TO READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE IN MAY 2003 BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN GET THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT www.sec.gov. YOU CAN ALSO GET THE TENDER OFFER STATEMENT, WHEN AVAILABLE, FOR FREE FROM WILLIAMS BY EMAILING stockoptions@williams.com

WE ADVISE YOU TO READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE IN MAY 2003 BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN GET THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV. YOU CAN ALSO GET THE TENDER OFFER STATEMENT, WHEN AVAILABLE, FOR FREE FROM WILLIAMS BY EMAILING stockoptions@williams.com

                                   PROPOSAL 3

         AMENDMENT OF THE WILLIAMS COMPANIES, INC. 2002 INCENTIVE PLAN

     The Board of Directors has determined that it would be in Williams' best interests and the best interests of its stockholders to implement a stock option exchange program. In the last year, Williams has undergone considerable change in its business environment and its leadership, including appointments of a new Chief Executive Officer and General Counsel, retirement of its Chief Financial Officer and reductions in the rest of its employee base of approximately 21%. Williams believes that the proposed exchange program is critical to provide positive motivation and retention incentive for its remaining employees while also maintaining alignment of the interests of Williams' employees with the interests of its stockholders. Under this exchange program, eligible employees will be given a one-time opportunity to exchange certain outstanding options for a proportionately lesser number of options at a lower exercise price, as more fully described below.

     Since The Williams Companies, Inc. 2002 Incentive Plan, under which Williams intends to issue options pursuant to the exchange program, does not currently allow Williams to implement the exchange program, Williams is asking its stockholders to approve an amendment to the 2002 Incentive Plan to allow for the exchange program on a one-time basis. Williams is also asking its stockholders to approve an amendment to the 2002 Incentive Plan to make available for grant under the 2002 Incentive Plan up to an additional 2,500,000 shares underlying outstanding options that are cancelled, terminated, or otherwise not settled in shares under any of Williams' stock plans. Such additional number will not exceed 2,500,000.

     Some key features of the exchange program, which are described more fully below, include:

     - Employees eligible to participate in the exchange program include all current employees of Williams and its affiliates. Williams' executive officers, non-management directors and non-U.S. citizen employees working outside of the U.S. are not eligible to participate;

     - Each option eligible for exchange must have an exercise price greater than or equal to $10.00 per share and have a remaining term of at least two years from the cancellation date of each surrendered option;

     - The number of replacement options to be granted to eligible employees will be determined using an exchange ratio that is calculated such that the value of each surrendered option approximates the value of each replacement option, which Williams will compute prior to the commencement of the exchange program;

     - Each replacement option will have a term equal to the remaining term of each surrendered option it replaces;

     - Each replacement option will vest the later of one year from the grant date of the replacement option or the original vesting date of each surrendered option, however, vesting may be accelerated in the event of death, disability and retirement;

     - Each replacement option will be granted no earlier than six months and one day after the cancellation date of each surrendered option; and

     - The exercise price of each replacement option will be the closing price of Williams' common stock on the grant date.

BACKGROUND

     Williams considers stock options to be a critical component of employee compensation. They are intended to attract, retain, reward and motivate employees to align their interests with the interests of Williams' stockholders through stock ownership. Recent adverse economic conditions, however, have had a negative impact on Williams' liquidity and financial condition. Consequently, the price of Williams' common stock has significantly declined since January 2001, eliminating the incentive and retention value of the vast majority of outstanding options held by employees. As of the filing of this proxy statement, over 73% of Williams' outstanding options had an exercise price significantly higher than the fair market price of Williams' common stock.

     Williams believes that the proposed exchange program is critical to provide positive motivation and retention incentive for its remaining employees while also maintaining alignment of the interests of Williams' employees with the interests of its stockholders. Additional losses in Williams' employee base would have a detrimental effect on Williams' business and financial results. Losses may result in remaining employees seeking alternative employment with Williams' competitors or other companies, where they could secure stock options with exercise prices equal to the fair market value of the new employer's stock price on the date of grant. Williams believes that the exchange program will assist in preventing employee attrition by providing it with a fresh start to motivate and reward its employees for their role in achieving operational and financial goals and increasing stockholder value. By giving its remaining employees the opportunity to exchange their options for options with exercise prices aligned with the current fair market price of Williams' common stock, the exchange program aligns employees' financial link to its stockholders and increases the retention value of options.

     Additionally, Williams seeks to manage ongoing share dilution from outstanding options and shares reserved for future grants. Under all possible exchange ratio scenarios, the exchange program would reduce the number of shares underlying outstanding options, thereby likely increasing the number of shares reserved for future grants for an additional year, which would have the effect of delaying Williams' expected need to request approval from stockholders for additional reserve shares. The actual decrease in the number of shares underlying outstanding options and increase in the number of shares reserved for future grants will depend on a variety of factors, including the level of participation in the exchange program, the final exchange ratios and any forfeitures or new grants under Williams' existing option plans.

STRUCTURE AND IMPLEMENTATION OF THE EXCHANGE PROGRAM

     Williams has structured the exchange program to be a "value-for-value" exchange, meaning the aggregate value of each option surrendered is expected to approximate the aggregate value of each replacement option granted in exchange for each surrendered option. Williams has further structured the exchange program as a "six-and-one" exchange, meaning the exchange program cannot commence until at least six months and one day have elapsed since Williams' last option grant to eligible employees, and each replacement option granted pursuant to the exchange program will not be granted until at least six months and one day after the cancellation date of each option surrendered pursuant to the exchange program. With such a structure, Williams will not recognize compensation charges from the exchange program. Williams is aware that accounting standards for expensing stock options may change, and it is monitoring these standards for any changes. If there are changes to these standards, Williams may decide not to commence the exchange program.

     If Williams' stockholders approve the exchange program at Williams' 2003 Annual Meeting of Stockholders, Williams intends to commence the exchange offer by filing applicable documents with the Securities and Exchange Commission and distributing certain of those documents to eligible employees.

However, Williams will have the authority, in its sole discretion, to determine whether and when the exchange program will commence, and to postpone the exchange program for any reason. Furthermore, Williams will have the authority to cancel the exchange program after commencement, but before cancellation of each surrendered option, upon the occurrence of certain events. These events will be disclosed in the exchange program offering materials filed with the Securities and Exchange Commission and distributed to eligible employees. Eligible employees will have the right, but not the obligation, to accept the offer by surrendering their eligible options prior to the expiration date of the exchange program. All surrendered options will be cancelled one day after the expiration of the exchange program and replacement options will be granted at least six months and one day later.

     The table below sets forth the earliest relevant dates with respect to the exchange program based upon the "six-and-one" exchange structure. Williams can give no assurance that these dates will be the actual dates of the exchange program or that it will commence the exchange program at all. If the exchange program has not commenced by September 1, 2003, it will not be implemented.

DATE                                                          EVENT
----                                                          -----
May 28, 2003.............................   Earliest commencement date of the
                                            exchange program
June 25, 2003............................   Earliest expiration date of the exchange
                                            program
June 26, 2003............................   Earliest cancellation date of the
                                            surrendered options
December 27, 2003........................   Earliest grant date of the replacement
                                            options

TERMS OF THE EXCHANGE PROGRAM

  Employee Eligibility

     All of Williams' employees and the employees of its affiliates will be eligible to participate in the exchange program, except that none of Williams'
(i) executive officers, (ii) non-management directors, (iii) non-U.S. citizen employees working outside of the U.S. or (iv) former employees or retirees, will be eligible to participate in the exchange program. As of the filing of this proxy statement, Williams had approximately 5,165 employees eligible to participate in the exchange program.

     Furthermore, the individual must be employed by Williams or its affiliates on the expiration date of the exchange program and each eligible employee who surrenders options in the exchange program must be continuously employed by Williams or its affiliates through the grant date of the replacement options to receive any replacement options.

  Options Eligible For Exchange

     Options eligible for exchange must meet the following criteria:

     - Each option must have been granted to an eligible employee prior to November 27, 2002 under any of (i) The Williams Companies, Inc. 1990 Stock Plan, (ii) The Williams Companies, Inc. Stock Plan for Non-Officer Employees, (iii) The Williams Companies, Inc. 1996 Stock Plan, (iv) The Williams Companies, Inc. International Stock Plan, (v) The Williams Companies, Inc. 2001 Stock Plan and (vi) The Williams Companies, Inc. 2002 Incentive Plan, and be outstanding as of the expiration date of the exchange program;

     - Each option must have an exercise price greater than or equal to $10.00 per share; and

     - Each option must have a remaining term of at least two years from the cancellation date.

     As of the filing of this proxy statement, there were outstanding options to purchase approximately 37,968,502 shares of Williams' common stock, of which options to purchase 14,796,746 meet these criteria.

  Exchange Ratios

     The exchange ratios for the exchange program, which determine how many options an eligible employee must surrender in order to receive one replacement option, are based on the Black-Scholes option valuation model, a recognized and accepted method of determining the value of an option.

     The exchange ratios will vary depending on the average of the closing stock price for the 20 business days ending on a date prior to the commencement of the exchange offer ("Offer Commencement Date Price"), which date will be determined by Williams. Because the Offer Commencement Date Price cannot be determined until such date, Williams can only calculate the exchange ratios at this time using estimated stock prices. The table below illustrates the exchange ratios that will apply at different Offer Commencement Date Prices.

               EXCHANGE RATIOS FOR OFFER COMMENCEMENT DATE PRICES

ORIGINAL GRANT DATE             $3.00/SHARE   $4.00/SHARE   $5.00/SHARE   $6.00/SHARE   $7.00/SHARE
-------------------             -----------   -----------   -----------   -----------   -----------
1995..........................      12:1          6:1         3.75:1         2.5:1           2:1
1996..........................    12.5:1          7:1         4.75:1         3.5:1         2.5:1
1997-2000.....................      13:1          8:1         5.75:1         4.5:1        3.75:1
2001..........................       7:1          5:1         3.75:1        3.25:1        2.75:1
2002..........................     2.5:1          2:1         1.75:1         1.5:1         1.5:1

     If the Offer Commencement Date Price is something other than the stock prices shown in the above table, including if the Offer Commencement Date Price is below $3.00 per share or above $7.00 per share, the exchange ratios will be adjusted appropriately using the same valuation methodology used to determine the ratios shown above. The exchange program will not commence if the Offer Commencement Date Price exceeds $10.00.

     Each of these ratios is set based on creating a "value-for-value" exchange. In addition to Williams' internal resources, Williams has relied on Mercer Human Resource Consulting, a nationally recognized independent compensation-consulting firm, in determining the appropriate exchange ratios.

  Exercise Price of Replacement Options

     Each replacement option granted under the exchange program will have an exercise price equal to the closing price of Williams' common stock on the grant date, as reported by the New York Stock Exchange.

  Term of Replacement Options

     Each replacement option will have a term equal to the remaining term of each surrendered option it replaces, determined as of the cancellation date of each surrendered option.

  Vesting of Replacement Options

     Each replacement option will vest the later of one year from the grant date of the replacement option or the original vesting date of the surrendered option, however, vesting may be accelerated in the event of death, disability and retirement.

  Other Terms and Conditions

     All of the other terms and conditions of the replacement options will be determined by the Compensation Committee and governed by the 2002 Incentive Plan.

  U.S. Federal Income Tax Consequences

     Williams expects the exchange of surrendered options for replacement options will be treated as a non-taxable exchange and no income for U.S. federal income tax purposes should be recognized by its employees upon the grant of the replacement options.

  Effect on Stockholders

     Because the decision whether to participate in the exchange program is completely voluntary, Williams is unable to predict how many eligible employees will participate in or how many options will be surrendered pursuant to the exchange program. Consequently, Williams is unable to predict the impact the exchange program will have on its stockholders. Because each replacement option will have a lower exercise price, it will be more likely that option holders will exercise their options. As additional shares of Williams' common stock are issued upon such option exercises, existing stockholders will be proportionately diluted.

     The following table indicates the maximum number of surrendered options that would be cancelled and the maximum number of replacement options that would be granted based on the estimated Offer Commencement Date Prices used to determine the exchange ratios, assuming all eligible employees elect to participate in the exchange program. The actual number of replacement options to be granted will depend upon the actual Offer Commencement Date Price.

                             MAXIMUM                MAXIMUM NUMBER OF SHARES UNDERLYING
                            NUMBER OF                REPLACEMENT OPTIONS TO BE GRANTED
                            CANCELLED    ---------------------------------------------------------
                             OPTIONS       $3.00       $4.00       $5.00       $6.00       $7.00
                            ----------   ---------   ---------   ---------   ---------   ---------
All eligible employees as
  a group.................  14,796,746   2,168,560   3,084,131   3,978,159   4,885,575   5,605,084

AMENDMENT TO 2002 INCENTIVE PLAN

     Williams' 2002 Incentive Plan does not currently permit Williams to implement the exchange program. Consequently, Williams is seeking stockholder approval to amend the 2002 Incentive Plan to allow for the exchange program for the reasons previously described. Williams is also seeking stockholder approval to amend the 2002 Incentive Plan to make available for grant under the 2002 Incentive Plan up to an additional 2,500,000 shares underlying outstanding options that are cancelled, terminated, or otherwise not settled in shares under any of Williams' stock plans. Such additional number will not exceed 2,500,000. The proposed amendments to the 2002 Incentive Plan are set forth as Exhibit B to this proxy.

VOTE REQUIRED

     A majority of the votes cast on the proposal by stockholders is required to approve the proposal to amend The Williams Companies, Inc. 2002 Incentive Plan to allow for a stock option exchange program on a one-time basis and to make available up to an additional 2,500,000 shares underlying outstanding options that are cancelled, terminated, or otherwise not settled in shares under any of Williams' stock plans. Such additional number will not exceed 2,500,000.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE AMENDMENTS TO THE WILLIAMS COMPANIES, INC. 2002 INCENTIVE PLAN TO ALLOW FOR A STOCK OPTION EXCHANGE PROGRAM ON A ONE-TIME BASIS AND TO MAKE AVAILABLE UP TO AN ADDITIONAL 2,500,000 SHARES UNDERLYING OUTSTANDING OPTIONS THAT ARE CANCELLED, TERMINATED, OR OTHERWISE NOT SETTLED IN SHARES UNDER ANY OF WILLIAMS' STOCK PLANS.

WE ADVISE YOU TO READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE IN MAY 2003 BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN GET THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV. YOU CAN ALSO GET THE TENDER OFFER STATEMENT, WHEN AVAILABLE, FOR FREE FROM WILLIAMS BY EMAILING stockoptions@williams.com


                                                                       EXHIBIT B

                              SPECIAL AMENDMENT TO
                THE WILLIAMS COMPANIES, INC. 2002 INCENTIVE PLAN

                                       I.

A new Section 1.4 is added to the Plan, subject to approval by the Company's stockholders, to read as follows:

     1.4 2003 Exchange Program. Notwithstanding any contrary provision in the Plan, the Board shall have the authority to authorize a one-time option exchange program ("Exchange Program") to be implemented by the Board or its delegate, pursuant to which employees of the Company or an Affiliate who hold certain options to purchase common stock (the "Eligible Options") shall be offered the opportunity to elect to cancel such Eligible Options, whether or not the Eligible Options were granted under the Plan, in exchange for the grant by the Compensation Committee of replacement options under the Plan ("Replacement Options") to purchase the number of shares of common stock determined in accordance with the exchange ratio tables below (the "Exchange Ratio Tables"). Eligible Options shall be those with an exercise price equal to or in excess of $10.00 per share and a remaining term of at least two years on the date of cancellation of such Eligible Options under the Exchange Program.

     The exchange ratios set forth in the Exchange Ratio Table will vary depending on the average of the closing price of the common stock for the 20 business days ending ("Offer Commencement Date Price") on a date prior to the commencement of the Exchange Program, which date shall be determined by the Company. Because the Offer Commencement Date Price cannot be determined until such date, the Company can only calculate the exchange ratios prior to such date using estimated stock prices. The table below illustrates the exchange ratios that will apply at different Offer Commencement Date Prices.

               EXCHANGE RATIOS FOR OFFER COMMENCEMENT DATE PRICES

ORIGINAL GRANT DATE             $3.00/SHARE   $4.00/SHARE   $5.00/SHARE   $6.00/SHARE   $7.00/SHARE
-------------------             -----------   -----------   -----------   -----------   -----------
1995..........................      12:1          6:1         3.75:1         2.5:1           2:1
1996..........................    12.5:1          7:1         4.75:1         3.5:1         2.5:1
1997-2000.....................      13:1          8:1         5.75:1         4.5:1        3.75:1
2001..........................       7:1          5:1         3.75:1        3.25:1        2.75:1
2002..........................     2.5:1          2:1         1.75:1         1.5:1         1.5:1

     If the Offer Commencement Date Price is something other than the current stock prices shown in the above table, including if the Offer Commencement Date Price is below $3.00 per share or above $7.00 per share, the exchange ratios will be adjusted appropriately using the same valuation methodology used to determine the ratios shown above. The Exchange Program will be cancelled if the Offer Commencement Date Price exceeds $10.00.

     Replacement Options shall be granted no less than six months and one day following the cancellation of the Eligible Options, at a price equal to the Fair Market Value of the common stock on the date of grant of the Replacement Options. Each Replacement Option shall have a term equal to the remaining term of the corresponding cancelled Eligible Option, determined on the date of cancellation of such Eligible Option pursuant to the Exchange Program.

     Each Replacement Option will vest the later of one year from the date of grant of the Replacement Option or the date the Eligible Option it replaces would have vested if not tendered for exchange; provided, however, that the Award Agreement for the Replacement Option may provide for accelerated vesting in the event the Grantee's employment is terminated by death, Disability, or retirement (as defined in the Company's pension plan).

     To participate in the Exchange Offer Program, an employee must surrender all of the Eligible Options granted to him or her prior to November 27, 2002 (other than those which have already been exercised). The following individuals shall not participate in the Exchange Program: executive officers of the Company, members of the Board, former employees or retirees, and non-U.S. citizens employed outside the United States. Furthermore, persons who participated in the Exchange Program but are not, at the time the Replacement Options are granted, employed by the Company or an Affiliate, shall not receive any Replacement Options.

     All other terms and conditions of the Exchange Offer shall be determined in the sole discretion of the Board or the Compensation Committee.

                                      II.

Section 4.1 is amended subject to approval by the Company's stockholders, by adding the following immediately following the first sentence thereof:

          In addition, (a) the number of Returned Shares under any of The Williams Companies, Inc. stock plans shall be reserved for delivery under the Plan, and (b) the number of shares underlying options cancelled pursuant to the Exchange Program described in Section 1.4, whether or not such options were granted under the Plan, shall be reserved for delivery under the Plan; provided that the additional number of shares so reserved shall not exceed two million five hundred thousand (2,500,000).

                                      III.

     Except as amended herein, the Plan shall remain in full force and effect.